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                                                                    Exhibit 99.3



                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                         TO BE HELD ON DECEMBER 8, 1999


To the shareholders of KTI, Inc.:


    A special meeting of shareholders of KTI, Inc. will be held on Wednesday, December 8, 1999 at our corporate offices located at 7000 Boulevard East, Guttenberg, New Jersey 07093, commencing at 10:00 am., local time, for the following purposes:


    1. To consider and vote on the merger agreement among KTI, Casella Waste Systems, Inc. and Casella's wholly-owned subsidiary. The merger agreement provides that Casella's wholly-owned subsidiary will be merged into KTI. As a result of the merger, KTI will become a wholly-owned subsidiary of Casella, and you and each other shareholder of KTI will receive 0.51 of a share of Casella Class A common stock for each share of KTI common stock you hold; and

    2. Other matters incidental to the approval of the matters presented for action at the meeting or the conduct of the meeting that may be properly brought before the meeting or any adjournment or postponement thereof.

    We have attached a copy of the merger agreement to the proxy statement/prospectus which accompanies this notice of meeting.

    If the merger agreement is approved by KTI shareholders at the meeting, and the merger takes place, then any KTI shareholder who complies with certain procedures under New Jersey law and whose shares are not voted in favor of the merger may be entitled to demand payment for his or her shares and to obtain an appraisal of the value of those shares. The procedures you must follow to have these rights are summarized in the accompanying proxy statement/prospectus.

    Those of you who were holders of record of KTI common stock at the close of business on October 1, 1999 are entitled to receive this notice and to vote at the shareholders meeting. We urge you to attend the meeting in person. However, in order to make sure that you are represented at the meeting, we also urge you to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope.

                                          By the order of the board of directors
                                          Robert E. Wetzel, Secretary


December 8, 1999
Guttenberg, New Jersey